UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of January 2026
Commission File Number: 001-42186

Harrison Global Holdings Inc.
(f/k/a Bloomz Inc.)
Cricket Square, Hutchins Drive, P.O. Box 2681
Grand Cayman, KY1-1111, Cayman Islands

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
INFORMATION CONTAINED IN THIS REPORT

On January 30, 2026, Harrison Global Holdings Inc. (the Company) filed a Notification of Late Filing on Form NT 20-F with the U.S. Securities and Exchange Commission pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

The Company was unable to file its Annual Report on Form 20-F for the fiscal year ended Dec 31, 2025 within the prescribed time period without unreasonable effort or expense. The delay is primarily attributable to the completion of the audit of the Company financial statements and related disclosures.

The Company expects to file its Annual Report on Form 20-F within the fifteen
(15) calendar day extension period provided under Rule 12b-25.

This report is furnished pursuant to Form 6-K and shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Authorized SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harrison Global Holdings Inc.

By: /s/ Ryoshin Nakade
Name: Ryoshin Nakade
Title: Co-Chairman and Co-CEO
Date: Jan 30, 2026